Filed by Triarc Companies, Inc.
Pursuant to Rule 425
under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934
Subject Company: Wendy's International, Inc.
Commission File No: 1-08116/
Triarc Companies, Inc.
Commission File No: 1-2207

Triarc / Wendy’s Investor Conference Call Script

April 30, 2008 – 4:00pm ET

OPERATOR

Good afternoon. My name is ___ and I will be your conference operator today. At this time I would like to welcome everyone to the Triarc-Wendy’s merger conference call. All lines have been placed on mute to prevent any background noise and today’s call is being recorded. In addition to being recorded, today’s call is being webcast at www.wendys-invest.com and www.triarc.com. There are also slides at those web addresses that are meant to be viewed in conjunction with formal remarks. After the speaker’s remarks, there will be a question and answer session.

I would now like to turn the call over to Mr. Steve Hare, Chief Financial Officer of Triarc. You may begin.

STEVE HARE

Slide 1

Thank you operator and good afternoon everyone. We welcome those of you joining us by telephone or the Internet. With me on today’s call is Roland Smith, Triarc’s Chief Executive Officer and Kerrii Anderson, Wendy’s Chief Executive Officer.

On April 23, 2008, Triarc and Wendy’s signed a definitive merger agreement. Our primary objectives in scheduling this call are to discuss the merits of this landmark business combination and to begin an ongoing communications process to provide you with the information you need to assess this transaction, and the post-merger company.

Slide 2 & 3

During the course of the presentation, we may make forward-looking statements, including statements among others regarding Triarc and Wendy’s expectations, goals or objectives.  We refer you to the cautionary language about Forward-looking statements and other matters on Slide 2 and 3, and refer you to the risk factor disclosures Triarc and Wendy's make in their respective annual reports on form 10-K.

Slide 4

Please move to slide 4.

We’re going to start today by giving you a summary of why we are excited about this merger, a brief business overview of Arby’s and, as part of that discussion, give you a chance to get to know who we are. We’ll then provide a transaction overview and discuss the strategic rationale for the merger. Most importantly, we’ll discuss the highlights of our plan to create long-term value for our current and future shareholders. However, please understand that we are in the process of preparing a joint merger proxy which will contain a full explanation of the proposed transaction and we will be limited in what information we can share with you today.

Before I turn the call over to Roland, Kerrii Anderson has some opening comments. Kerrii...

KERRII ANDERSON

Thanks Steve.

As many of you know, over the past 12 months, the Special Committee of Wendy's Board of Directors has conducted a rigorous strategic review process. The Wendy’s board concluded that the transaction will create the greatest value for Wendy’s shareholders. The Wendy’s Board appreciates the patience and dedication of our shareholders, franchisees and employees during this process. As these two organizations merge, we are committed to supporting employees and franchisees so we can all focus on our brand and our customers. The entire Board and management team is committed to working with the Triarc team to make this transition as smooth as possible and successful.

Roland...

ROLAND SMITH

Thanks Kerrii

First, we are very excited about the merger and the many opportunities it presents. Also, I also want to “second” Kerrii’s remarks that we too appreciate the patience and dedication of Wendy’s -- and Triarc’s --- shareholders and both brands’ franchisees and employees during this process.

Slide 5

If you will move to slide 5, I’d like to summarize upfront what we see as the key investment highlights of this merger. This transaction will be a combination of two iconic brands with over 10,000 restaurants in the U.S., and approximately 12.5 billion dollars in system-wide sales. Both brands enjoy strong franchise systems, and when managed autonomously, will be engines for our future growth.

Through our extensive due diligence, we recognized there are significant opportunities for creating margin improvement and G & A cost savings over time which I will review in further detail later in this presentation. Additionally, I’ll highlight some of our plans for driving revenue growth.

The resulting combined company will have a strong balance sheet and generate attractive free cash flow. Importantly, we believe the inherent strength of these brands, combined with revenue growth and margin improvements, will allow us to close the valuation gap with our restaurant peers.

Before I dive into the details, I thought it would be important to provide you a brief introduction of myself and Steve – which is outlined on slide 6.

Slides 6

Over the years Triarc has been a holding company with a collection of various businesses spanning multiple industries – making it difficult for restaurant analysts and investors to understand and follow Arby’s. Since Steve and I joined Arby’s, Triarc has completed a corporate restructuring to create a pure play restaurant company. Today, Triarc IS Arby’s.

I’ve had two tours at Arby’s, first from 1994 to 1999, then from 2006 to the present. In the six years in between, I successfully led the operational turnarounds and financial restructurings at American Golf and AMF Bowling Worldwide. I have held management positions in marketing and operations at KFC International, Schering-Plough, Pepsi Cola International and Procter & Gamble. As for Arby’s, I originally served as President and CEO from February 1997 to April 1999 where I was responsible for leading both a restructuring and marketing rejuvenation of the brand. I returned to Arby's in 2006 to finalize the integration of our then-largest franchisee, RTM Restaurant Group. RTM has been a very successful transaction for us...and it ultimately enabled Triarc to take the steps to become the “pure play” restaurant company it is today.

Steve Hare, Triarc’s CFO, has been Arby’s CFO since 2006. He has held senior positions at several large publicly traded companies including Cadmus Communications, AMF, where we worked together, as well as James River. Prior to these corporate posts, Steve was an investment banker on Wall Street with Kidder Peabody, and began his career in accounting with Ernst and Young. Steve is a highly capable and experienced financial executive who will be invaluable as we shape our financial strategy and communicate to our stakeholders in the future.

There is a depth of restaurant experience on the Arby’s team, who you will be meeting in the months ahead.

Slide 7& 8

Now, I’d like to provide you an overview of Arby’s business – slide 8 please.

We are the second largest sandwich chain in the U.S. While you may know of our 40-plus year history of hand-carved roast beef, we are also an industry leader in premium sandwiches, subs, wraps and salads under our Market Fresh brand. Many of these products are displayed on this slide including our signature beef ’n cheddar, curly fries, and jamocha shake.

Our current restaurant system is roughly 3,700 units across the U.S. and Canada and generates system-wide sales of approximately 3.5 billion dollars.

Slide 9

Slide 9 provides a snapshot of our U.S. geographic footprint. While we are clearly a national brand, we still have a lot of underpenetrated markets. For example, we have strong penetration in the Midwest, like Ohio, where we have almost 300 restaurants. But we believe there’s ample opportunity for growth throughout much of the US. In fact, our goal for Arby’s is to add another 1,500 new units in the U.S over time.

Slide 10

Slide 10 shows we own and operate 30% of our locations across the system primarily from the Sybra acquisition in 2002 and the RTM acquisition in 2005. Our company owned restaurants produce strong EBITDA and will continue to be an important part of our earnings.

Over the years, we have produced stable growth in restaurant units. We have plans to open 50 company owned units and expect franchisees to open approximately 100 units in 2008. We also have commitments from franchisees to open almost 400 new units in the future.

We have a history of same store sales growth, although as our 2007 comps suggest, we faced many of the same industry-wide challenges as our peers. These include a slowing economy and rising costs. In 2008 we have a number of new marketing and operating initiatives to address those challenges:

•	First, a significant increase in national advertising spending focusing on the unique qualities and benefits of our food;
•	Second, a strong product and promotional calendar which includes product extensions, new product offerings and increased emphasis on value, and
•	Third, we recently launched a new advertising campaign featuring the Arby’s rescue brigade whose mission is “Saving America from ordinary fast food”.

Slide 11

Moving to slide 11, Arby’s has a track record that we can leverage going forward.

Our success is based on a high performance ownership culture. We recruit the best people in the industry and then we incent them to perform. Our top-performers are well compensated and this drives outstanding operating results. As we like to say at Arby’s, Operations is not a department, it is our core competency.

Our history includes a demonstrated track record of successful operational turnarounds. For example, our management team, many of whom were with RTM for decades, has a history of acquiring and turning around franchisees, including completing 39 acquisitions of 519 restaurants from 1997 to 2005. Improvements in revenue and profitability were broad based. More recently, we have been able to apply this operational expertise and best practices to our existing company owned stores, which led to margin improvement in excess of 300 basis points at these stores.

Most importantly, we have a history of delivering same store sales growth and strong margins. Understanding our financials will become easier since Triarc has evolved into a pure-play restaurant company.

I’m going to turn it over to Steve to provide an overview of the transaction. Steve....

STEVE HARE

Slides 12 & 13

Please turn to slide 13.

A week ago today, we signed a definitive merger agreement, which has been approved by the boards of both companies. The deal terms include Wendy’s shareholders receiving 4.25 shares of Triarc Class A Common Stock for each Wendy’s share they own.

The transaction requires a majority of the shareholders of both companies to approve the merger.

The combined company will include Wendy’s as the first word in its name and will likely trade as “WEN” on the NYSE.

We will be filing a joint proxy statement in the coming weeks that is subject to a customary SEC review. Once we go effective with our joint proxy, we will schedule shareholder meetings for both sets of shareholders to vote on the transaction. We would expect the transaction to close sometime in the second half of 2008.

Please go to slide 14.

Slide 14

The post merger company will be incorporated in Delaware. We will have a shareholder friendly corporate governance structure. And, as evidenced by our call today, we will be committed to proactive, on-going communication with all of our stakeholders.

Per the terms of the merger agreement, the Board will have 12 members, including two directors nominated by Wendy’s.

As part of the shareholder vote, Triarc shareholders will be asked to approve a charter amendment resulting in a post-merger company with a single class of common stock, which will eliminate Triarc’s existing dual-class structure.

Arby’s and Wendy’s will operate as autonomous business units headquartered in Atlanta, GA, and Dublin, OH, led by brand CEOs. This organization will allow each business to be completely dedicated to brand delivery and operational improvements. Finally, we will create a consolidated support center headquartered in Atlanta to manage all public company responsibilities and other shared services.

Roland will serve as the CEO of the parent company as well as of the Wendy’s brand. Tom Garrett will become the CEO of the Arby’s brand and I will serve as the CFO of the parent company.

As you may be aware, Nelson Peltz and Peter May, currently directors on the Triarc board, together own 35% of the voting power of Triarc’s outstanding stock. They have committed to vote their shares in favor of the transaction. Trian Partners, through its beneficial ownership of 9.8% of Wendy’s stock has agreed to vote its shares in favor of the transaction. Nelson and Peter will continue as directors of the combined company, and along with Trian, will have an approximate 10% economic beneficial interest in the combined entity.

Roland......

ROLAND SMITH

Slide 15 & 16

So let’s get into the transaction rationale which starts with a discussion of Wendy’s on page 16.

As you probably know, Wendy’s is the third largest quick service hamburger chain in the world with more than 6,600 restaurants and system wide sales of approximately 9 billion dollars.

The brand is over 39 years old and a true American icon that has a long history of quality and innovation. To that point, they’ve received numerous accolades over the years and recently, they were awarded “Best Burger”and number one in food quality among all QSR megachains according to the 2007 Zagat Survey.

So while there are many qualities and performance attributes we admire, there are others that need improvement and we’re confident that we have plans to address these as you will see on slide 17.

Slide 17

Re-energize the brand

As we completed our due diligence, we identified three areas of significant opportunity – re-energizing the brand, improving operations and margins, and right sizing the corporate structure.

As part of re-energizing the brand, we see the need to revitalize the advertising message to better target the right customers and improve the brand connection with those customers by focusing on the quality heritage created and nurtured by Dave

Thomas . Post-closing, this is an area we will immediately begin to address, together with Wendy’s franchisees and management.

We also want Wendy’s to re-emerge as a leader in product innovation. We expect to leverage opportunities to introduce new high quality products and expand day parts like breakfast and snacks.

Equally important, the process of testing new products and efficiently rolling them out to the system needs to be improved.

In summary, revitalizing the advertising message, product innovation, and improved execution, go hand in hand with customer traffic improvement and comp sales growth.

Improve Store-level Operations

As we re-energize the brand, we also need to improve Wendy’s store operations and margins by developing an ownership mentality at company-owned stores. This is the key to unlocking the greatest opportunity in our merger – an estimated 100 million dollars in incremental EBITDA.

What gives us confidence in that number?

As part of our due diligence we looked at the Wendy’s restaurant system to identify and understand performance trends and key metrics of company owned stores and its franchisees. We identified three key findings:

First, Wendy’s company owned store level margins are more than 400 basis points below where they were six years ago.

Second, we believe franchisees’ EBITDAR margins are currently superior to company-owned locations, by about 600 basis points, on lower average unit volumes.

And third, we stacked-up Wendy’s and Arby’s current EBITDAR margins, and while not perfectly comparable due to product differences, there appears to be a gap of over 800 basis points.

We believe there are significant opportunities to improve labor and controllable expenses, along with some opportunity in food costs, aggregating about 500 basis points. With over two billion dollars in sales, 500 basis points of margin improvement would generate 100 million dollars of incremental EBITDA for the Wendy’s brand.

I don’t want to suggest we can flip a switch and drive an additional 100 million dollars in EBITDA at Wendy’s company-owned units over-night. However, based on our analysis, and track record of running great restaurants, we believe substantial progress to this goal can be achieved over an approximate two to three year period. That said, we will be in a much better position to evaluate and refine that timeframe after the transaction closes.

Corporate Structure

We have also identified corporate structure efficiencies and synergies of approximately 60 million dollars. Our estimates of these savings were generated from a bottom-up analysis of all major functional areas of G&A, by my senior team, and took into consideration costs at both Wendy’s and Arby’s. We also considered differences in size and complexity at Wendy’s, and other structural differences that might impact G&A requirements.  Finally, we took into account which functions that might be redundant between the two companies as well as opportunities to leverage shared services.

We believe that we can achieve these efficiencies and synergies but, like the operating improvements, these savings will take approximately two to three years to fully realize.

It is important to reiterate we will leave Wendy’s and Arby’s brand business units autonomous, completely dedicated to brand delivery and operational improvements.

Slide 18

While the most significant opportunities we have are to re-energize the brand, improve restaurant level margins and right-size the corporate structure, we also believe that there are other interesting opportunities for growth as outlined on page 18.

We believe both brands have revenue opportunities by continuing daypart expansion including breakfast, snacks and late night.

Unit development is also a key driver. Specifically, we believe Arby’s has a 5,000 unit potential in the U.S. as I said earlier.

International also represents a substantial opportunity. Both brands are under-penetrated in foreign markets compared to other major QSRs, and although we know the global opportunity will take time, people and effort, we believe this combination gives both brands a more powerful platform to leverage resources.

With that let me turn it over to Steve to wrap up....

Steve Hare

Slide 19 & 20

If you turn to slide 20, we’ve summarized some key numbers to help you get started with your analysis of the transaction.

Triarc is issuing approximately 371 million shares to Wendy’s shareholders which will result in proforma shares outstanding of 464 million.

We’ve calculated 2007 EBITDA for Wendy’s and Triarc, added our estimate of proforma EBITDA opportunities, to yield combined proforma EBITDA of over 600 million dollars.

Our proforma capital structure will have approximately 900 million dollars in net debt. As a result, we will have a moderately leveraged balance sheet with substantial free cash flow.

We certainly think that this combination creates an exciting investment opportunity for investors, based on the pro-forma multiple combined with the improved platform for growth.

Slide 21

To summarize, we will have two leading brands in the QSR space with stable and highly leverageable franchise models. And as a combined entity, we see significant potential for margin improvement, substantial cash flow and an improved platform for growth. We would hope to see this combination result in a higher multiple for our new company relative to what either company could individually command today. And to that point, we see an opportunity to close the valuation gap with our restaurant peers.

Before we open up the line for questions, I need to remind everyone that we will be limited in what we can say about the transaction, and that we’ll be more or less quiet until the joint proxy statement is filed sometime over the next few weeks. After the filing, however, I want you all to know that our intention is to have an open dialog with shareholders and to be as transparent as possible about the business. Thank you for your time today. Roland and I will now take your questions.....operator?

Statements herein regarding the proposed transaction between Triarc Companies, Inc. (“Triarc”) and Wendy’s International, Inc. (“Wendy’s”), future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about future expectations constitute forward looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things: (1) changes in the quick service restaurant industry; (2) prevailing economic, market and business conditions affecting Triarc and Wendy’s; (3) conditions beyond Triarc’s or Wendy’s control such as weather, natural disasters, disease outbreaks, epidemics or pandemics impacting Triarc’s and/or Wendy’s customers or food supplies or acts of war or terrorism; (4) changes in the interest rate environment; (5) changes in debt, equity and securities markets; (6) changes in the liquidity of markets in which Triarc or Wendy’s participates; (7) the availability of suitable locations and terms for the sites designated for development; (8) cost and availability of capital; (9) adoption of new, or changes in, accounting policies and practices; and (10) other factors discussed from time to time in Triarc’s and Wendy’s news releases, public statements and/or filings with the Securities and Exchange Commission (the “SEC”), especially the “Risk Factors” sections of Triarc’s and Wendy’s Annual and Quarterly Reports on Forms 10-K and 10-Q, which are available at the SEC’s website at http://www.sec.gov.   Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.   Triarc and Wendy’s caution that the foregoing list of factors is not exclusive. Although we believe that the assumptions underlying the projected results and other forward-looking statements are reasonable as of the date hereof, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or other forward-looking statements included in this presentation will prove to be accurate and the variations could be material. In light of the significant uncertainties inherent in such projected results and other forward-looking statements included herein, the inclusion of such information should not be regarded as a representation of future results or that the objectives and plans expressed or implied by such forward-looking statements will be achieved. None of Triarc, Wendy’s or any of their affiliates or representatives warrants or guarantees any such forward-looking statements in any way. We do not undertake and specifically decline any obligation to disclose the results of any revision that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. The information contained in this presentation relating to Wendy’s or Triarc has been derived from publicly available information and from information provided by such party and its representatives, and has not been independently verified by the other party and no warranty is made by such other party that such information is accurate.

In connection with the proposed merger, Triarc will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Triarc and Wendy’s and that also constitutes a prospectus of Triarc.  Triarc and Wendy’s each will mail the proxy statement/prospectus to its stockholders.  Before making any voting decision, Triarc and Wendy’s urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents, free of charge, from Triarc’s website (www.triarc.com) under the heading “Investor Relations” and then under the item “SEC Filings and Annual Reports”.  You may also obtain these documents, free of charge, from Wendy’s website (www.wendys.com) under the tab “Investor” and then under the heading “SEC Filings.”

Triarc,  Wendy’s and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Triarc and Wendy’s stockholders in favor of the stockholder approvals required in connection with the merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Triarc and Wendy’s stockholders in connection with the stockholder approvals required in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about Triarc’s executive officers and directors in Amendment No. 2 to its Annual Report on Form 10-K, filed with the SEC on April 25, 2008.  You can find information about Wendy’s executive officers and directors in its Amendment No. 1 to its Annual Report on Form 10-K, filed with the SEC on April 28, 2008.  You can obtain free copies of these documents from Triarc and Wendy’s using the contact information above.